THE LEBRECHT GROUP

A PROFESSIONAL LAW CORPORATION
Brian A. Lebrecht, Esq. Edward H. Weaver, Esq.**	Craig V. Butler, Esq. * Admitted only in California* Admitted only in Utah**

July 28, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Mail Stop 6010
Attn: Keira Ino

Re:	Renhuang Pharmaceuticals, Inc.
Item 4.02 Form 8-K
Filed July 14, 2008
File No. 000-24512

Dear Ms. Ino:

We herein provide the following responses to your comment letter dated July 16, 2008, regarding the above-listed form for Renhuang Pharmaceuticals, Inc. (the “Company”). I have summarized your comments in bold followed by the Company’s response.

Item 4.02(a)

1.
Please revise your disclosure to state the date on which the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers concluded that the financial statements for the quarterly period ended January 31, 2007 and April 30, 2007 may no longer be relied upon. Note that such date may be different from the date you determined that these financial statements need to be amended. You should also note that if this Form was not furnished within four business days as required under the general instructions of Form 8-K, you may no longer be eligible to file certain ’33 Act Forms.

In August 2007, during a review of the Company’s consolidated financial statements for the quarter ended July 31, 2007, the Company’s management became aware that its previously reported unaudited consolidated financial statements filed with its originally-filed Quarterly Reports on Form 10-Qs for the periods ended January 31, 2007 and April 30, 2007, did not properly accrue certain sales rebate payables. The consolidated financial statements properly recorded revenues from its sales, but did not properly account for certain rebates some of its customers were entitled to receive after the sales.

IRVINE OFFICE:		SALT LAKE CITY OFFICE:

9900 RESEARCH DRIVE IRVINE CALIFORNIA • 92618 (949) 635-1240 • FAX (949) 635-1244	www.thelebrechtgroup.com	406 W. SOUTH JORDAN PARKWAY SUITE 160 SOUTH JORDAN UTAH • 84095 (801) 983-4948 • FAX (801) 983-4958

Keira Ino
July 28, 2008

The exact impact of these omissions and whether the omissions would require material revisions to the Company’s Quarterly Reports on Form 10-Qs filed for the quarters ended January 31, 2007 and April 30, 2007, and therefore a determination that its previously-filed consolidated financial statements could not be relied upon, occurred approximately September 15, 2007. The Company used the August 15, 2007 date as the Date of Report in its 8-K to indicate when management became aware of the issue. However, at that time the impact the omission of the sales rebates would have on the Company’s consolidated financial statements was not known.

The Company has provided this disclosure in its amended 8-K/A filed concurrently herewith (the “Amended Filing”).

2.	Please disclose whether the board of directors also concluded that the financial statements cannot be relied upon.

On or about September 15, 2007, in conjunction with the Company’s management, the Company’s Board of Directors also concluded the consolidated financial statements could not be relied upon.

The Amended Filing has been revised to reflect this response.

3.	Please revise your description of the facts underlying the restatements to include the following:
a.	The estimate or the estimated range of the restatements;
b.	The reason the error only affected two quarterly periods ended April 30, 2007; and
c.	When you expect to restate the financial statements for the two quarterly periods ended April 30, 2007.

The Company provides the following responses:

a.
Attached hereto and to the Amended Filing is the Note to the consolidated financial statements that will be filed with amended Quarterly Reports on Form 10-Q/A for the quarters ended January 31, 2007 and April 30, 2007, indicating the restatements.

b.
The error was discovered during the Company’s review of its consolidated financial statements for the quarter ended July 31, 2007, so all quarters starting with July 31, 2007 have the sales rebates properly accounted for in the consolidated financial statements. For the year ended October 31, 2006 and the periods prior to the quarter ended January 31, 2007, the sales rebates were correctly accounted for in the Company’s consolidated financial statements. For the year ended October 31, 2006, see Note 12 to the Company’s consolidated financial statements, where the sales rebate was $1,031,101. For the quarter ended July 31, 2007, the sales rebates were fully accounted for, for the nine months ended July 31, 2007.

c.	The Company expects to restate the financial statements and file its amended Quarterly Reports on Form 10-Q/A on or before July 28, 2008.

Keira Ino
July 28, 2008

4.
Please confirm that you will reconsider your disclosure controls and procedures in light of these restatements and that you will modify your disclosures under Item 4 of your amended Form 10-Qs accordingly.

The Company will amend its controls and procedures disclosure in its amended Form 10-Qs in light of these restatements.

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Sincerely, /s/ Craig V. Butler Craig V. Butler, Esq.